Exhibit 99.1

Egalet Reports First Quarter 2016 Financial Results

—Webcast and conference call at 8:30 AM EDT—

WAYNE, Pa., May 10, 2016 /PRNewswire/ — Egalet Corporation (Nasdaq: EGLT) (“Egalet”), a fully integrated specialty pharmaceutical company focused on developing, manufacturing and marketing innovative treatments for pain and other conditions, today reported financial results for the first quarter ended March 31, 2016.

“Highlights from the first quarter include the FDA’s acceptance of our NDA for ARYMO ER, an abuse-deterrent, extended-release morphine product candidate, and momentum building with the commercialization of our two approved products, SPRIX Nasal Spray and OXAYDO,” said Bob Radie, Egalet’s president and chief executive officer. “If approved later this year, we will be able to begin promoting ARYMO ER leveraging our commercial experience over the past 12 months having built relationships with key pain health care professional, pharmacists and payers.”

First Quarter 2016 Financial Results:

•                  Cash Position: As of March 31, 2016, Egalet had cash and marketable securities totaling $123.6 million.

•                  Revenue: Total net revenue was $2.7 million for the quarter ended March 31, 2016 compared to $805,000 for the quarter ended March 31, 2015. There were net product sales of $2.6 million for the quarter ended March 31, 2016 compared to$162,000 for the quarter ended March 31, 2015. Related party revenues decreased from $643,000 for the quarter endedMarch 31, 2015 to $0 for the quarter ended March 31, 2016 due to the termination of the collaboration agreement with Shionogi in the fourth quarter of 2015. Collaboration revenue of $100,000 for the quarter ended March 31, 2016 consisted entirely of revenue recognized under the SPRIX Nasal Spray marketing agreement with Septodont, Inc.

•                  Cost of Sales: Cost of sales was $882,000 for the quarter ended March 31, 2016 and $94,000 for the first quarter of 2015 related to the sales of SPRIX Nasal Spray and OXAYDO. The cost of sales for SPRIX Nasal Spray (excluding product amortization rights) reflects the fair value of finished goods inventory that was acquired as part of the acquisition and was dispensed to patients during the period. The cost of sales for OXAYDO (excluding product amortization rights) reflects the average costs of inventory dispensed to patients during the period. Cost of sales for the first quarter of 2016 consisted of both SPRIX Nasal Spray and OXAYDO sales, while the first quarter in 2015 consisted only of SPRIX Nasal Spray sales.

•                  G&A Expenses: General and administrative expenses increased to $6.0 million for the quarter ended March 31, 2016compared to $4.9 million for the same period in 2015. This was primarily attributable to increases in employee salary and benefits and professional and administrative fees due to the growth of our U.S. operations. These increases were offset by a decrease in regulatory fees.

•                  S&M Expenses: Sales and marketing expenses increased to $6.2 million for the quarter ended March 31, 2016 from $1.6 million in the quarter ended March 31, 2015. Expenses for the quarter ended March 31, 2016 consisted primarily of costs related to the contract sales force, sales and marketing operations for SPRIX Nasal Spray and OXAYDO, as well as salary and benefit expenses of new sales and marketing personnel.

•                  R&D Expenses: Research and development expenses decreased to $6.1 million for the quarter ended March 31, 2016 from$10.3 million for the quarter ended March 31, 2015. The decrease was driven primarily by a decrease in ARYMO ER clinical expenses and Egalet-002 manufacturing development expenses and a decrease in stock compensation expense, partially offset by increases in salary, benefits and administrative expenses.

•                  Interest Expense: Interest expense increased to $2.3 million for the quarter ended March 31, 2016 from $451,000 for the same period in 2015. Interest expense for the quarter ended March 31, 2016 was primarily attributable to the interest expense on the 5.50% convertible notes and the Hercules loan.

•                  Net Loss: Net loss for the quarter ended March 31, 2016 was $18.5 million, or $0.76 per share, compared to a net loss of$16.7 million, or $1.02 per share, for the quarter ended March 31, 2015.

Conference Call Information

Egalet’s management will host a conference call to discuss the first quarter 2016 financial results:

Date:	Tuesday, May 10, 2016
Time:	8:30 a.m. EDT
Webcast (live and archive):	http://egalet.investorroom.com/eventsandwebcasts
Dial-in numbers:	1-888-346-2615 (domestic)
1-412-902-4253 (international)
Replay numbers	1-877-344-7529 (domestic)
1-412-317-0088 (international)
Conference number:	10085537

About Egalet

Egalet, a fully integrated specialty pharmaceutical company, is focused on developing, manufacturing and commercializing innovative treatments for pain and other conditions. Egalet has two approved products: OXAYDO® (oxycodone HCI, USP) tablets for oral use only —CII and SPRIX® (ketorolac tromethamine) Nasal Spray. In addition, using its proprietary Guardian™ Technology, Egalet is developing a pipeline of clinical-stage, product candidates that are specifically designed to deter abuse by physical and chemical manipulation. The lead programs, ARYMO™ ER, an abuse-deterrent, extended-release, oral morphine formulation, and Egalet-002, an abuse-deterrent, extended-release, oral oxycodone formulation, are being developed for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. Egalet’s Guardian Technology can be applied broadly across different classes of pharmaceutical products and can be used to develop combination products that include multiple active pharmaceutical ingredients with similar or different release profiles. For additional information on Egalet, please visit egalet.com. For full prescribing information on SPRIX, including the boxed warning, please visit sprix.com. For full prescribing information on OXAYDO, please visit oxaydo.com.

Safe Harbor

Statements included in this press release (including but not limited to upcoming milestones) that are not historical in nature are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations, and are subject to known and unknown uncertainties and risks. Actual results could differ materially from those discussed due to a number of factors, including, but not limited to: the success of Egalet’s clinical trials, including the timely recruitment of trial subjects and meeting the timelines therefor; Egalet’s ability to obtain regulatory approval of Egalet’s product candidates; Egalet’s ability to maintain the intellectual property position of Egalet’s products and product candidates; Egalet’s ability to identify and reliance upon qualified third parties to manufacture its products; Egalet’s ability to service its debt obligations; Egalet’s ability to find and hire qualified sales professionals; the receptivity in the marketplace and among physicians to Egalet’s products; the success of products which compete with Egalet’s that are or become available; general market conditions; and other risk factors described in Egalet’s filings with the United States Securities and Exchange Commission. Egalet assumes no obligation to update or revise any forward-looking-statements contained in this press release whether as a result of new information or future events, except as may be required by law.

Investor and Media Contact:

E. Blair Clark-Schoeb
Senior Vice President, Communications
Email: bcs@egalet.com
Tel: 917-432-9275

Egalet Corporation and Subsidiaries

Consolidated Statements of Operations (Unaudited)

(in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2015	2016
Revenues
Net product sales	$162	$2,563
Collaboration revenues	—	100
Related party revenues	643	—
Total revenue	805	2,663
Cost and Expenses
Cost of sales (excluding amortization of product rights)	94	882
Amortization of product rights	378	501
General and administrative	4,861	5,998
Sales and marketing	1,568	6,202
Research and development	10,251	6,119
Total costs and expenses	17,152	19,702
Loss from operations	(16,347)	(17,039)
Other (income) expense:
Change in fair value of derivative liability	—	(610)
Interest expense, net	451	2,309
Other gain	—	(3)
Gain on foreign currency exchange	(103)	(2)
	348	1,694
Loss before provision (benefit) for income taxes	(16,695)	(18,733)
Provision (benefit) for income taxes	26	(185)
Net loss	$(16,721)	$(18,548)
Per share information:
Net loss per share of common stock, basic and diluted	$(1.02)	$(0.76)
Weighted-average shares outstanding, basic and diluted	16,451,669	24,406,247

Egalet Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2015	March 31, 2016
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$46,665	$34,167
Marketable securities, available for sale	99,042	89,451
Accounts receivable	295	829
Related party receivable	57	—
Inventory	1,837	2,137
Prepaid expenses and other current assets	1,295	1,616
Other receivables	1,047	2,217
Total current assets	150,238	130,417
Intangible assets, net	10,380	9,942
Property and equipment, net	7,801	11,310
Deposits and other assets	3,997	3,570
Total assets	$172,416	$155,239
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	7,417	5,087
Accrued expenses	7,616	9,573
Deferred revenue	10,128	8,374
Debt - current	3,320	5,045
Other current liabilities	183	251
Total current liabilities	28,664	28,330
Debt - non-current portion, net	52,442	51,959
Deferred income tax liability	1,084	900
Derivative liability	656	46
Other liabilities	348	1,269
Total liabilities	83,194	82,504
Commitments and contingencies (Note 10)
Stockholders’ equity
Common stock—$0.001 par value; 75,000,000 shares authorized at December 31, 2015 and March 31, 2016; 25,085,554 shares issued and outstanding at December 31, 2015 and March 31, 2016, respectively	25	25
Additional paid-in capital	223,784	225,099
Accumulated other comprehensive (loss) income	(41)	705
Accumulated deficit	(134,546)	(153,094)
Total stockholders’ equity	89,222	72,735
Total liabilities and stockholders’ equity	$172,416	$155,239